October 2, 2009

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549

Attention:                      Patrick Gilmore, Accounting Branch Chief

          Re:                Logitech International S.A.
Form 10-K for the Fiscal Year ended March 31, 2009
Filed June 1, 2009

Dear Mr. Gilmore:

We have received your comment letter dated September 9, 2009 with respect to the above-referenced filing made by Logitech International S.A. (“Logitech”). The following represents our response to your comments. For your ease of reference, we have included your original comments below and have provided our responses after each comment.

Form 10-K for the Fiscal Year Ended March 31, 2009

General

Staff Comment No. 1:

We note your response to comment 1. Please tell us the types of software and services that were downloaded and/or used by persons in Iran, Sudan and Syria; the period of time over which such activity occurred; whether, to your knowledge, the persons in those countries who downloaded or used your software and/or services were private individuals, or persons or representatives of entities controlled by or otherwise affiliated with the governments of those countries; and the revenue you realized as a result of such activity.

October 2, 2009

Response to Comment No. 1:

As noted in our response of August 20, 2009, in addition to the sale of physical products, we offer software and services, which are typically provided at no cost to the end-user, and are intended to enable or expand the functionality of such products. The software and services that were downloaded or used by persons in Iran, Sudan and Syria (“Restricted Countries”), allow users of our: (1) streaming media hardware products to access Internet radio stations and stream their digital audio files from their personal computer to the product; (2) web cameras (or, in certain cases, those of other manufacturers) to initiate or receive video calls from personal computers; and (3) universal remote control products to select, from a database, the audio-visual devices used by the user, to download the infrared or radio-frequency codes associated with the remote controls for such devices, and to choose the order in which the devices are turned on or off, according to the user’s preferences.

The period of time over which such activity occurred varies according to the applicable software and related service. Based on our review of account creation or registration information, the earliest account created in or registration collected from a Restricted Country was in March 2008, with respect to the streaming media software or service; in August 2008, with respect to the video calling software or service; and in June 2004, with respect to the universal remote control software or service.

We have reviewed the limited account or registration information provided by users of the software or services in the Restricted Countries.  Such information, if provided at all, consists of an e-mail address, and, in some cases, a name, country of residence or location, and other personal identity information. The provided information is not verifiable by us except, with some limitations, country of location.   Upon review of the provided information, we found no affirmative indication that the persons who downloaded the software or used the services were persons or representatives of entities controlled by or otherwise affiliated with the governments of the Restricted Countries.

Logitech received no revenues as a result of the downloaded software or use of services by users in the Restricted Countries.

Staff Comment No. 2:

In your response to comment 1, you refer to the online product registration or account creation process for some of your hardware products. Clarify for us whether some of your hardware products also were supplied to persons in Iran, Sudan and Syria. If your hardware products also were supplied, provide the same information regarding the use of your hardware products by such persons as is requested by the foregoing comment regarding download and/or use of your software and services.

October 2, 2009

Response to Comment No. 2:

Logitech has not knowingly sold or supplied hardware products into the Restricted Countries or to persons in such countries. As noted in our response of August 20, 2009, as part of our regular compliance policies and processes, prior to any physical shipment, we collect identifying information about the proposed end-user and destination, and use such information to, among other things, screen out any attempted orders from restricted persons, or individuals or entities in Restricted Countries. The collected information is processed through a commercially available screening program that compares end-user and destination information against lists published and maintained by the U.S. Government, which contain the names of prohibited persons and entities.  In addition, our standard product distribution and sale contracts, such as those entered into with distributors, resellers, and original equipment manufacturers, contain a provision requiring compliance with laws, including those regarding export controls and economic sanctions.

Staff Comment No. 3:

Please also discuss the materiality to you and to your shareholders of the activity you discuss in response to the foregoing comments. Address materiality in terms of both quantitative factors, such as the approximate dollar amounts of any associated revenue, assets and liabilities, and qualitative factors that a reasonable investor would deem important in making an investment decision, such as the potential impact of corporate activities upon a company’s reputation and share value. In this regard, and as you may be aware, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with state sponsors of terrorism.

Response to Comment No. 3:

As noted in our response to Comment No. 1, Logitech received no revenue associated with the downloading of our software or use of our services in the Restricted Countries. In addition, we have no assets or liabilities in such countries.  We regard the anomaly in our export compliance policies and processes as a serious matter.  Therefore, the Company promptly responded to the issue by implementing technical measures to prevent the completion of orders from a computer using an Internet Protocol address from within any of the Restricted Countries.  Further, we are taking steps to reinforce our export compliance policies and processes, including training of relevant personnel. These efforts supplement our existing hardware sales and shipment-related compliance policies and processes.

Based on the above and our responses to Comments No. 1 and No. 2, and as a result of the Company’s actions, we believe that this matter will not materially impact our reputation or share value or impact the investment decisions of investors, including those with the investment policies or initiatives you cite.

October 2, 2009

Staff Comment No. 4:

We note your representation that you do not believe your voluntary self-disclosures to Treasury’s Office of Foreign Assets Control and Commerce’s Bureau of Industry and Security will result in a material impact to you or to your security holders. Please keep us apprised of any material developments in, or that result from, your dealings with either or both of those offices.

Response to Comment No. 4:

We will keep the Staff apprised of any material developments in, or that result from, our dealing with either the Treasury Department’s Office of Foreign Assets Control, and the Commerce Department’s Bureau of Industry and Security, or both.

Item 1, Business

Backlog, page 14

Staff Comment No. 5:

We note your response to comment 2 that you do not believe that backlog order disclosure is material to an understanding of your business as a whole. It appears that your response may be useful to investors in understanding the relationship between backlog orders and net sales and should be included in future filings.  Please confirm that in your future filings you will include information corresponding to what you provide in the response letter.

Response to Comment No. 5:

In future filings of our Annual Report on Form 10-K, we will explain, to the extent such continues to be true, that our net sales in any fiscal year depend primarily on orders booked and shipped in that year, and that our customers generally order on an as-needed basis. Therefore, there is a lack of a meaningful correlation between backlog at the end of a fiscal year and the following fiscal year’s net sales, and there is similarly a lack of meaningful correlation between year-over-year changes in backlog as compared with year-over-year changes in net sales.

October 2, 2009

We respectfully advise the Staff that we believe disclosing the quantitative analysis of year-over-year amounts and changes underlying our conclusion would not be useful or meaningful to investors. We believe that such quantitative disclosures do not assist investors in understanding our business, as the amounts are insignificant in dollar value and, based on historical results, are not predictive of future results. Therefore, as described above, we intend to limit our disclosure to a qualitative discussion.

In addition, we confirm that, if in the future the dollar amount of backlog becomes material to an understanding of our business taken as a whole, we will, in accordance with Item 101(c)(viii) of Regulation S-K, provide the additional information required by such Item.

Exhibits

Staff Comment No. 6:

In response to comment 8, we note that you filed a schedule identifying the title and base salary listed in the employment agreements of each named executive officer in the Form 10-Q for the quarter ended June 30, 2009, but did not include the information in Exhibit A to the form employment agreement regarding the “Duties and Authority” of each officer. Please provide your analysis as to how you determined that the “Duties and Authority” section of Exhibit A to each employment agreement is substantially identical in all material respects. See Instruction 2 to Item 601 of Regulation S-K.

Response to Comment No. 6:

We will file an updated schedule required by Instruction 2 to Item 601 of Regulation S-K as Exhibit 10.14.1 to our Quarterly Report on Form 10-Q for the quarter ended September 30, 2009.  We supplementally advise the Staff that the only material difference between Exhibit A of each employment agreement is the title of the applicable executive and, in the case of Mr. Hawkins, that he was additionally responsible for supervising the financial aspects of Logitech’s investments in its subsidiaries.

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October 2, 2009

Please feel free to contact the undersigned at (510) 795-8500 should you have any questions or comments to this response.

Very truly yours,

/s/  Thomas E. Fergoda
Thomas E. Fergoda
Vice President, Corporate Controller and acting Chief Financial Officer

cc:           Mark Shuman, Legal Branch Chief, Division of Corporation Finance, SEC
Joyce Sweeney, Staff Accountant, Division of Corporation Finance, SEC
Jan Woo, Staff Attorney, Division of Corporation Finance, SEC
Audit Committee, Logitech International S.A.
Gerald Quindlen, President and CEO, Logitech International S.A.
Steven Bernard, Wilson Sonsini Goodrich & Rosati P.C.
Betty Jo Charles, PricewaterhouseCoopers LLP